UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

000-30695

CUSIP NUMBER

043279207

(Check one):

☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

PART I — REGISTRANT INFORMATION

Arvana, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

299 South Main Street, 13th Floor

Address of Principal Executive Office

Salt Lake City, UT 84111

City, State and Zip Code

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PART II — RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

MICHAEL GILLESPIE & ASSOCIATES, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Vancouver, WA 98666

206.353.5736

Exhibit to Form 12b-25

Statement by Independent Accountant

To Whom It May Concern:

I, the undersigned, am the auditor for Arvana, Inc. (the “Company”). I am currently conducting an audit of the Company’s financial statements for the year ended December 31, 2024. In conducting my audit procedures, I have discovered potential errors in the accounting records of the Company which, in my professional opinion, may have caused the Company’s previously issued financial statements to contain material misstatements.

My audit of the Company’s financial statements for the year ended December 31, 2024 cannot be completed until the issues caused by these potential errors are resolved by the Company’s management. Therefore, I cannot issue the independent accountant’s audit report for the year ended December 31, 2024 at this time.

As a consequence of the ongoing audit procedures, as of May 15, 2025 (the due date for the Company to file Form 10-Q for the three-month period ended March 31, 2025) I am unable to furnish the required independent accountant’s review report related to my review of the Company’s financial statements for the three-month period ended March 31, 2025.

5/15/2025
Date
Michael Gillespie, CPA, MS Tax

Michael Gillespie & Associates, PLLC

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

Arvana, Inc. (the “Registrant”) is unable to file Form 10-Q Quarterly Report for the three-month period ended March 31, 2025 without unreasonable effort and expense by the due date on May 15, 2025. The Registrant’s current management is unable to complete the required review of the financial statements by May 15, 2025 because certain data required to be disclosed in the notes to the financial statements is not yet available to complete the filing. Also, as part of the year-end audit procedures performed on the financial statements for the year ended December 31, 2024 management became aware of certain potential errors that may cause the need to restate previously issued financial statements, and more time is needed for management to assess the impact of these potential errors and whether the potential errors cause a need to restate the previously issued financial statements for some or all of the following periods:

The year ended December 31, 2023

The three-month period ended March 31, 2024

The six-month period ended June 30, 2024

The nine-month period ended September 30, 2024

The Registrant anticipates the Form 10-Q Quarterly Report, along with the financial statements for the three-month period ended March 31, 2025, will be filed on or before the fifth calendar day following the prescribed due date of the Registrant’s Form 10-Q.

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PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

James Kim	(702)	899-1072
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes	☐	No	☒

Form 10-K for the year ended December 31, 2024

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes	☒	No	☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can’t be made.

The Registrant’s current management is making an assessment of certain potential errors discovered in the company’s accounting records that may result in significant changes in the results of operations for the three-month period ended March 31, 2024. Such potential errors were made in the Registrant’s accounting records by prior management. Once management has completed its assessment of the potential errors, then either (1) the Registrant will issue restated financial statements for the three-month period ended March 31, 2024 (and the restated figures will be reflected in the earnings statements included in the subject report for the three-month period ended March 31, 2025), or (2) the Registrant will include the change in the results of operations from the corresponding period for the last fiscal year in the earnings statements included in the subject report for the three-month period ended March 31, 2025, as appropriate.

These errors potentially affect the figures previously reported for accounts payable and accrued liabilities, additional paid-in capital, professional fees, general and administrative expenses, and stock-based compensation. Management reasonably estimates the overall impact of correcting the potential errors will be an adjustment (either positive or negative, depending on the period) of less than $80,000 to the net loss previously reported for each of the periods under consideration. A more detailed estimate of the results cannot be made as of the time of this filing because management is still looking into (1) whether the potential errors are, in fact, errors, (2) what caused the potential errors to occur, (3) whether the potential errors were previously corrected, and (4) whether the potential errors actually resulted in material misstatements in the previously issued financial statements which require the issuance of restated financial statements.

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Arvana, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2025

By: /s/ James Kim

James Kim, Chief Executive Officer

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